FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 14, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

This report on Form 6-K is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

BAML Separation

On May 13, 2019 (the “Separation Date”), the institutional and retail businesses within Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) were separated into two legal entities. The institutional business, including relationships between SEK and MLPF&S, has been separated to a new entity named BofA Securities, Inc. (“BofAS”), while the retail business has remained in MLPF&S.

SEK executed a Letter Agreement dated February 2, 2018 (the “Letter Agreement”) with MLPF&S and BofAML Securities, Inc. (now known as BofA Securities, Inc.) to assign and transfer the Agency Agreement dated November 3, 2017 (the “Agency Agreement”) relating to SEK’s United States Medium Term Notes program, or agreements of the same “type” and their related transactions. As a result of this separation, on the Separation Date, the Agency Agreement was assigned and transferred to BofAS.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Letter Agreement, which is filed as Exhibit 1 to this Report on Form 6-K and is incorporated herein by reference.

Peter Svensén new CRO at SEK

Stockholm, May 6, 2019 — SEK has announced that Peter Svensén will take the role of Chief Risk Officer, effective October 2019. Stefan Friberg had previously served as Chief Risk Officer until January 1, 2019, when he was appointed Chief Financial Officer. Since that date, Irina Slinko has been serving as acting Chief Risk Officer.

Mr. Svensén is a civil engineer and has been Chief Risk Officer at SBAB Bank AB (publ) since 2012. He has previously served as a consultant in risk management at Oliver Wyman and KPMG.

Mr. Svensén will lead SEK’s risk management efforts with about 30 employees. He will be part of SEK’s executive management team and will report directly to the Chief Executive Officer.

Exhibit No.	Description of Document

1	Letter Agreement between SEK, MLPF&S and BofAS dated February 2, 2018, which became effective as of May 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2019

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Mats Axelman
Mats Axelman, Director

By:	/s/ Stefan Anderson
Stefan Anderson, Director